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sgandhi@sidley.com (212) 839-5684	FOUNDED 1866

September 27, 2007

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE - Mail Stop 3561
Washington, D.C. 20549

Re:	NRDC Acquisition Corp. Registration Statement on Form S-1 File No. 333-144871

Dear Mr. Reynolds:

On behalf of our client, NRDC Acquisition Corp., a Delaware corporation (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) are four (4) copies of Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-144871, of the Registrant (as amended, the “Registration Statement”), two (2) of which are marked to show changes to the Registration Statement filed on September 7, 2007.  The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated September 24, 2007 (the “Comment Letter”) and to effect such other changes as the Registrant deems appropriate.

Set forth below are the responses of the Registrant to the comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant.  Page numbers refer to page numbers of the unmarked version of the Registration Statement as submitted on the date of this letter.

General

1.
We note that the company may enter into a proposed business combination with a target business(es) that is affiliated with one of the company’s executive officers, directors or existing stockholders.  In this event, the company would obtain an opinion from an unaffiliated, independent third-party appraiser or investment bank stating that the 80% fair market value threshold was satisfied.  See, e.g., page 74.  See also item 7 on page 3 of the letter agreement with Bane of America Securities

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. John Reynolds
September 27, 2007

LLC, attached as Exhibit 10.1 to the registration statement (requiring opinion from independent investment banking firm) and Section 3(w) on page 17 of the underwriting agreement attached as Exhibit 1.1 (same).  The company does not anticipate that it will distribute copies of the opinion to stockholders as a matter of course.  See page 74.  Please state whether you contemplate that not only the board of directors but also stockholders would be entitled to rely on such a fairness opinion.  If you anticipate that future disclosure may indicate that the provider takes the view that stockholders may not rely upon its opinion, revise to address how you will consider such a view in selecting a provider.

The Registrant has revised the Registration Statement on pages 34 and 64 to state that if its board of directors is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion or one of its executive officers, directors or existing stockholders is affiliated with that target business, the Registrant will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the Financial Industry Regulatory Authority, or FINRA, with respect to the fair market value of the target business.  The revised disclosure also states that any such opinion will be included in the proxy soliciting materials furnished to the Registrant's stockholders in connection with the Registrant's initial business combination.

2.
The prospectus refers in various places to restrictions on transfer of certain securities of the company and to exceptions to such restrictions in certain limited circumstances.  See, e.g., page 97 (co-investment units and underlying securities); page 107 (initial shares); page 110 (private placement warrants).  In addition, the prospectus refers on page 107 to the restriction on transfer of the executive officers’ ownership interests in NRDC Real Estate Advisors, “subject to the same limitation as noted above.” Please describe briefly, in appropriate places in the prospectus, the exceptions applicable to restrictions on transfer of securities/interests held by affiliates.

The Registrant has revised the disclosure in the Registration Statement to comply with the Staff’s comment.

Risk Factors, page 20

3.
Please expand the risk factor beginning at the bottom of page 38 to fully disclose the potential impact of market purchases by management or its affiliates after the offering upon consummation of the initial business combination.  Please revise the summary and later prospectus disclosures, as appropriate.

Mr. John Reynolds
September 27, 2007

The Registrant has revised the disclosure in the Registration Statement to comply with the Staff’s comment.

Right of First Offer, page 59

4.	Please list the entities to which management has pre-existing relationships and which have priority over NRDC Acquisition with regard to presentation of a business opportunity.

Set forth in Exhibit A to this letter are those entities for which the Registrant’s executive officers and directors have a pre-existing fiduciary duty to present business opportunities prior to presenting such opportunities to the Registrant.

5.
Please specify the types of business opportunities to which the listed entities would have priority over NRDC Acquisition.  In this regard, we seek disclosure as to the amount of protection, if any, which this right of first offer affords to NRDC Acquisition and investors.  If this protection is limited due to pre-existing relationships, please clarify the prospectus cover page, the summary and the risk factors, as appropriate.

The business opportunities to which the listed entities would have priority over the Registrant would be any type of business combination which the Registrant’s executive officers and directors have a pre-existing fiduciary duty to present to any such entity.  As currently disclosed in the Registration Statement, the right of first offer is limited by any such pre-existing fiduciary duty.  The Registrant has revised the disclosure in the Registration Statement to comply with the Staff’s comment.

Conversion Rights, page 66

6.
Please explain the basis for the “continuing right surviving past the consummation of the business combination until the converting holder delivered his certificate for conversion at the conversion price.” Please specify the party or parties who would have this continuing right and explain the basis for the right under applicable law.

Under the Registrant’s charter, stockholders holding, in the aggregate, up to one share less than 30% of all outstanding shares of the Registrant’s common stock have the right to request conversion of their shares at the conversion price so long as the initial business combination has been approved and such stockholder has voted against the initial business combination.  The charter, however, does not specify the mechanics used to accomplish this conversion, and the Registrant believes that, under Delaware law, each stockholder of the Registrant would be entitled to rely on the proxy soliciting

Mr. John Reynolds
September 27, 2007

materials furnished to the Registrant's stockholders in connection with its initial business combination to determine when to tender its shares. Accordingly, absent an express requirement in the proxy soliciting materials to tender their shares (physically or electronically) prior to the stockholder meeting, the Registrant believes that, under Delaware law, stockholders could decide to vote against the initial business combination, elect conversion, but not tender their shares until they monitored the performance of the Registrant's common stock, and only then determine whether to tender their shares and convert.  If they then elected to keep their shares, they could revoke their election to convert.

7.
Please explain the basis for the statement that “the delivery process . . . can be accomplished by the stockholder in a matter of hours simply by contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System ....”

The Registrant understands from discussions with commercial banks that operate settlement desks that the delivery process can be done in a matter of hours, but that, as disclosed in the Registration Statement, this process may take much longer.  The Registrant believes that notwithstanding how long the delivery process will take, no stockholders will be prejudiced as the Registrant will only require stockholders to deliver their certificates prior to the vote at the stockholder meeting to approve the initial business combination if, in accordance with the American Stock Exchange’s proxy notification recommendations, stockholders receive the proxy solicitation materials at least twenty days prior to the stockholder meeting.

Financial Statements

Notes to Financial Statements

Note 5 – Commitments, F-9

8.
Considering the private placement warrants will be sold to an entity owned and controlled by your executive officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized.  As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operation.

Mr. John Reynolds
September 27, 2007

The Registrant has determined, based on an analysis of recent market values of warrants of similar companies that the purchase price of the private placement warrants approximates to their fair value.  In addition, the fair value of the private placement warrants would be further reduced by their illiquidity. Based upon this analysis, the Registrant has determined that no compensation expense should be recognized upon the sale of the pricate placement warrants.  As a result, other than the inclusion of certain additional language in Note 5 to the financial statements, the Registrant does not believe that any additional disclosure is necessary.

******

We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

cc:	Blaise Rhodes (SEC)
Cathey Baker (SEC)
Richard A. Baker (NRDC Acquisition Corp.)
Edward F. Petrosky (Sidley Austin LLP)
Floyd I. Wittlin (Bingham McCutchen LLP)

Mr. John Reynolds
September 27, 2007

Exhibit A

Affiliations

William L. Mack

Mack-Cali Realty Corporation
The Mack Organization
Apollo GPs*

Lee S. Neibart

Linens ‘N Things
Meadowbrook Golf Group
Somerville Senior Living
Apollo GPs*

Robert C. Baker

None

Richard A. Baker

Lord & Taylor Holdings, LLC
Meadowbrook Golf Group
Somerville Senior Living
Hudson's Bay Company

Other Directors

Amalgamated Bank
PBS Realty Advisors LLC
Ethan Allen Inc.
The Jim Pattison Group
National Cinemedia, LLC
Harman International Industries, Inc.
The Bear Stearns Companies, Inc.
Bowne and Company, Inc.
Cablevision, Inc.
Gabelli Asset Management

Mr. John Reynolds
September 27, 2007

Intercontinental Exchange, Inc.
E.W. Scripps Company
Canadian Imperial Bank of Commerce

*Apollo GPs

Apollo Real Estate Investment Fund II, L.P.
Apollo Real Estate Investment Fund III, L.P.
Apollo Real Estate Investment Fund IV, L.P.
Apollo International Real Estate Fund, L.P.
Apollo-GMAC Real Estate Mezzanine Fund, L.P.
Apollo European Real Estate Fund II, L.P.
Apollo Real Estate Investment Fund V, L.P.
Sun Apollo India Real Estate Fund LLC
Apollo Real Estate Finance Corporation
Apollo Real Estate Advisors II, L.P.
Apollo Real Estate Advisors III, L.P.
Apollo Real Estate Advisors IV, L.P.
Apollo International Real Estate Advisors, L.P.
Apollo Real Estate Mezzanine Advisors, LP
GMACCM Real Estate Mezzanine GP, LLC
Apollo EU Real Estate Advisors II, L.P.
Apollo Real Estate Advisors V, L.P.
SUN-Apollo Capital LLC
AREFIN Co-Investors LLC
Value Enhancement Fund
Value Enhancement Fund Fund II, LLC
Value Enhancement Fund III, LLC
Value Enhancement Fund IV, L.P.
Value Enhancement Fund V, L.P.
VEF V International Project Holdings, L.P.
Value Enhancement Fund, L.P. VI
The Equitable Life Assurance Society of the United States and its subsidiary companies
VEF Advisors, LLC or its wholly-owned subsidiary
VEF Advisors, LLC or its wholly-owned subsidiary
VEF Advisors, LLC or its wholly-owned subsidiary
VEF Advisors, LLC or its wholly-owned subsidiary
VEF Advisors, LLC or its wholly-owned subsidiary
VEF VI Group Incentive, LLC